Exhibit 21.1

Subsidiaries of Heritage Insurance Holdings, LLC

Name of Subsidiary	State or Country of Incorporation or Organization
Contractors’ Alliance Network, LLC	Florida
First Access Insurance Group, LLC	Florida
Heritage MGA, LLC	Florida
Heritage Property & Casualty Insurance Company	Florida
Osprey Re Ltd.	Bermuda
Skye Lane Properties, LLC	Florida